                          OFFER TO PURCHASE FOR CASH

                                      BY

                           TELE-COMMUNICATIONS, INC.

                                 SHARES OF ITS

                   SERIES A LIBERTY MEDIA GROUP COMMON STOCK

                                      AND

                   SERIES B LIBERTY MEDIA GROUP COMMON STOCK

                   UP TO 10,000,000 SHARES IN THE AGGREGATE
                             AT $27 NET PER SHARE

    THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, SEPTEMBER 17, 1997, UNLESS THE
       OFFER IS EXTENDED (SUCH DATE AS EXTENDED FROM TIME TO TIME, THE "EXPIRATION DATE"). LIBERTY MEDIA GROUP COMMON STOCK TENDERED PURSUANT TO
   THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO 5:00 PM, NEW YORK CITY
                        TIME, ON THE EXPIRATION DATE.


  Tele-Communications, Inc., a Delaware corporation (the "Company" or "TCI"), hereby invites its stockholders to tender shares of Tele-Communications, Inc. Series A Liberty Media Group Common Stock (the "Series A Liberty Media Group Common Stock") and shares of Tele-Communications, Inc. Series B Liberty Media Group Common Stock (the "Series B Liberty Media Group Common Stock" and, together with the Series A Liberty Media Group Common Stock, the "Liberty Media Group Common Stock") to the Company at $27 per Share (the "Purchase Price"), net to the seller in cash, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, which together constitute the "Offer." All shares of Liberty Media Group Common Stock validly tendered and not properly withdrawn prior to the Expiration Date will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. The Company reserves the right, in its sole discretion, to purchase more than 10,000,000 shares of Liberty Media Group Common Stock in the aggregate pursuant to the Offer. See Section 14.

  The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 6.

  The Series A Liberty Media Group Common Stock and the Series B Liberty Media Group Common Stock are traded on the National Market tier of The Nasdaq Stock Market under the symbols "LBTYA" and "LBTYB", respectively. On August 18, 1997, the last trading day on The Nasdaq Stock Market prior to the announcement of the terms of the Offer, the last sale prices per share for the Series A Liberty Media Group Common Stock and the Series B Liberty Media Group Common Stock were $23 13/16 and $25 1/4, respectively. See Section 7.

  NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OF SERIES A LIBERTY MEDIA GROUP COMMON STOCK OR SERIES B LIBERTY MEDIA GROUP COMMON STOCK. EACH STOCKHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

                     The Dealer Manager for the Offer is:

                             SALOMON BROTHERS INC

August 19, 1997

                                   IMPORTANT

  Any stockholder wishing to tender all or any part of his or her shares of Liberty Media Group Common Stock should either (a) complete and sign a Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it with any required signature guarantee and any other required documents to The Bank of New York (the "Depositary"), and mail or deliver the stock certificates for such shares to the Depositary (with all such other documents) or tender such shares pursuant to the procedure for book-entry transfer set forth in Section 3, or (b) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Holders of shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person if they desire to tender their shares. Any stockholder who desires to tender shares of Liberty Media Group Common Stock and whose certificates for such shares cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary must, in any case, by the Expiration Date tender such shares pursuant to the guaranteed delivery procedure set forth in Section 3.

  Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.

  THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES OF LIBERTY MEDIA GROUP COMMON STOCK PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               ----------------

                                     (ii)

                               TABLE OF CONTENTS

SECTION                                                                    PAGE
-------                                                                    ----
SUMMARY...................................................................   1
INTRODUCTION..............................................................   3
THE OFFER.................................................................   5
   1. Number of Shares; Proration.........................................   5
   2. Purpose of the Offer; Certain Effects of the Offer..................   7
   3. Procedures for Tendering Shares.....................................   8
   4. Withdrawal Rights...................................................  11
   5. Purchase of Shares and Payment of Purchase Price....................  12
   6. Certain Conditions of the Offer.....................................  13
   7. Price Range of Shares; Dividends....................................  14
   8. Source and Amount of Funds..........................................  15
   9. Certain Information Concerning the Company..........................  15
  10. Interest of Directors and Officers; Transactions and Arrangements
       Concerning Shares..................................................  23
  11. Effects of the Offer on the Market for Shares; Registration under the Exchange Act...................................................  24
  12. Certain Legal Matters; Regulatory Approvals.........................  25
  13. Certain Federal Income Tax Consequences.............................  25
  14. Extension of Offer; Termination; Amendment..........................  27
  15. Fees and Expenses...................................................  28
  16. Miscellaneous.......................................................  29

                                     (iii)

                                    SUMMARY

  THIS SUMMARY IS SOLELY FOR THE CONVENIENCE OF THE HOLDERS OF LIBERTY MEDIA GROUP COMMON STOCK AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT AND MORE SPECIFIC DETAILS IN THIS OFFER TO PURCHASE. CAPITALIZED TERMS USED IN THIS SUMMARY WITHOUT DEFINITION SHALL HAVE THE RESPECTIVE MEANINGS ASCRIBED TO SUCH TERMS IN THIS OFFER TO PURCHASE.

The Company..............    Tele-Communications, Inc., a Delaware
                             corporation.

The Shares...............    Shares of Series A Liberty Media Group Common
                             Stock and Series B Liberty Media Group Common
                             Stock.

Purchase Price...........    $27 per Share, net to the seller in cash.

Number of Shares
 Sought..................    10,000,000 shares of Liberty Media Group Common
                             Stock in the aggregate (or such lesser number of shares as are validly tendered and not properly withdrawn). The Company reserves the right, in its sole discretion, to purchase more than 10,000,000 shares pursuant to the Offer. See
                             Section 14.

How to Tender Shares.....    See Section 3. Call the Information Agent, the
                             Dealer Manager or consult your broker for assistance.

Brokerage Commissions....    None.

Stock Transfer Tax.......    None, if payment is made to the registered
                             holder.

Expiration and Proration
 Dates...................    Wednesday, September 17, 1997, at 5:00 P.M., New
                             York City time, unless extended by the Company.

Payment Date.............    As soon as practicable after the termination of
                             the Offer.

Position of the Company
 and its Directors.......    Neither the Company nor its Board of Directors
                             makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares of Liberty Media Group Common Stock. The
                             Company has been advised that none of its directors or executive officers intends to tender any shares of Liberty Media Group Common Stock pursuant to the Offer.

Proration................    If more than 10,000,000 Shares have been validly
                             tendered and not properly withdrawn prior to the Expiration Date, the purchase of Shares will be subject to proration. After the purchase of Odd
                             Lots as described below, Shares will be purchased on a pro rata basis. Proration of Shares will be based on the ratio of the number of Shares to be purchased by the Company pursuant to the Offer
                             (less Odd Lots purchased) to the total number of Shares validly tendered by all stockholders and not properly withdrawn (less Odd Lots). This ratio will be applied to all Shares validly tendered and not properly withdrawn by each stockholder (other than Odd Lot Holders) to determine the number of Shares that will be purchased from each stockholder pursuant to the Offer. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date.

Odd Lots.................    There will be no proration of shares of Liberty
                             Media Group Common Stock tendered by any stockholder owning beneficially or of record less than 100 shares of Liberty Media Group Common
                             Stock and who validly tenders all such Shares
                             (and does not properly withdraw any of them) prior to the Expiration Date and who completes the "Odd Lots" item in the Letter of Transmittal.
                             See Section 1.

Withdrawal Rights........    Tendered shares may be withdrawn at any time
                             until 5:00 P.M., New York City time, on
                             Wednesday, September 17, 1997, unless the Offer is extended by the Company, and, unless previously accepted for payment by the Company pursuant to the Offer, after 12:00 Midnight, New
                             York City time, on Wednesday, October 15, 1997.
                             See Section 4.

  To the Holders of Series A Liberty Media Group Common Stock and the Holders of Series B Liberty Media Group Common Stock of Tele-Communications, Inc.:

                                 INTRODUCTION

  THIS OFFER TO PURCHASE, INCLUDING THE DISCUSSIONS BELOW AND IN SECTION 2, CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THE MATTERS DISCUSSED BELOW AS WELL AS THE FACTORS DESCRIBED UNDER THE CAPTION "FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S 1996 SHAREHOLDER REPORT.

  The Company invites the holders of its Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock to tender shares of Liberty Media Group Common Stock (Series A and/or Series B) (the "Shares"), at $27 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, which together constitute the "Offer." All Shares validly tendered and not properly withdrawn prior to the Expiration Date (as defined below) will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. Shares not purchased because of proration will be returned. The Company reserves the right, in its sole discretion, to purchase more than 10,000,000 Shares pursuant to the Offer. See Section 14.

  THIS OFFER IS NOT CONDITIONED UPON THE TENDER OF ANY MINIMUM NUMBER OF SHARES BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

  THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MAKING OF THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH STOCKHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

  Upon the terms and subject to the conditions of the Offer, if at the expiration of the Offer more than 10,000,000 Shares are validly tendered and not properly withdrawn, the Company will buy Shares first from all Odd Lot Holders (as defined in Section 1) who validly tender all their Shares (and do not properly withdraw them prior to the Expiration Date) and then on a pro rata basis from all other stockholders who validly tender their Shares (and do not properly withdraw them prior to the Expiration Date). See Section 1. All Shares not purchased pursuant to the Offer, including because of proration, will be returned at the Company's expense to the stockholders who tendered such Shares.

  The Purchase Price will be paid net to the tendering stockholder in cash for all Shares purchased. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. HOWEVER, ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE IRS FORM W-9 THAT IS INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. The Company will pay all fees and expenses of Salomon Brothers Inc ("Salomon" or the "Dealer Manager"), The Bank of New York (the "Depositary") and D.F. King & Co., Inc. (the "Information Agent") incurred in connection with the Offer. See
Section 15.

  The Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock are series of the Company's common stock, par value $1.00 per share (the "Common Stock"). TCI currently has two other authorized series of Common Stock of which shares are outstanding: Tele-

Communications, Inc. Series A TCI Group Common Stock (the "Series A TCI Group Common Stock") and Tele-Communications, Inc. Series B TCI Group Common Stock (the "Series B TCI Group Common Stock" and, together with the Series A TCI Group Common Stock, the "TCI Group Common Stock"). The Company is soliciting the approval of its stockholders at the 1997 annual meeting of stockholders to be held on August 28, 1997 of certain amendments (the "Charter Amendments") to the Company's Restated Certificate of Incorporation, including amendments that would redesignate two authorized but unissued series of Common Stock as the Tele-Communications, Inc. Series A TCI Ventures Group Common Stock (the "Series A TCI Ventures Group Common Stock") and the Tele-Communications, Inc. Series B TCI Ventures Group Common Stock (the "Series B TCI Ventures Group Common Stock" and, together with the Series A TCI Ventures Group Common Stock, the "TCI Ventures Group Common Stock").

  The Liberty Media Group Common Stock is intended to reflect the separate performance of the Liberty Media Group, which is presently comprised of the Company's businesses and investments in entities that are engaged in the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, and its investments in entities engaged in electronic retailing, direct marketing, advertising sales relating to programming services, infomercials and transaction processing, and the operation of UHF television stations. If the Charter Amendments become effective, the TCI Ventures Group Common Stock will be intended to reflect the separate performance of the TCI Ventures Group, which includes TCI's principal international assets and substantially all of TCI's non-cable and non-programming assets. The TCI Group Common Stock is intended to reflect the separate performance of the TCI Group, which, if the Charter Amendments become effective, will be comprised of the Company's domestic distribution and communications businesses (other than the investments attributed to the TCI Ventures Group), and any other businesses and assets of the Company not attributed to either the Liberty Media Group or the TCI Ventures Group.

  The Offer is part of the Company's previously announced plan to buy back up to 55,500,000 shares of Liberty Media Group Common Stock, of which 7,277,202 shares of Series A Liberty Media Group Common Stock and 2,278,125 shares of Series B Liberty Media Group Common Stock have been repurchased since such announcement was made on August 15, 1996. The Board of Directors has determined that the financial condition and outlook of the Liberty Media Group and the Company and current market conditions, including recent trading prices of the Shares, make this an attractive time to repurchase a significant portion of the outstanding Shares, taking into account the increased interest expense associated with the borrowing required in connection with the Offer. In the view of the Board of Directors, the Offer represents an acceleration of what would otherwise have been a continuing share repurchase program and prudent use of the Liberty Media Group's financial resources that should benefit the Company and its stockholders over the long term. In particular, the Board of Directors believes that the purchase of Shares at this time is consistent with the Company's long-term corporate goal of seeking to increase stockholder value. In addition, the Offer will afford those stockholders who desire liquidity an opportunity to sell all or a portion of their Shares without the usual transaction costs associated with open market sales.

  In approving the Offer, the Board of Directors took into account that the purchase of 10,000,000 Shares would represent approximately 4.1% of the shares of Liberty Media Group Common Stock outstanding as of July 31, 1997 (excluding shares held in treasury) at an aggregate cost of approximately $270,000,000 (excluding estimated expenses). This expenditure by the Company will be financed through cash on hand and proceeds of borrowings. See Section 8. The financial impact of the purchase of the Shares pursuant to the Offer will be attributed solely to the Liberty Media Group.

  In deciding to approve the Offer, the Board of Directors also took into account the expected financial impact of the Offer on the Liberty Media Group, including the increased debt of the Liberty Media Group as a result of the Offer and the resulting increased interest expense. The Company believes that the Liberty Media Group's cash, liquid investments and access to credit facilities following completion of the Offer, together with its anticipated cash flow from operations, distributed earnings from investments and asset dispositions, are adequate for the needs of the Liberty Media Group for the foreseeable future. See Section 2.

  As of July 31, 1997, 223,083,080 shares of Series A Liberty Media Group Common Stock and 21,175,465 shares of Series B Liberty Media Group Common Stock were issued and outstanding (exclusive of shares held in treasury) and 31,840,874 shares of Series A Liberty Media Group Common Stock were reserved for issuance upon conversion, exchange or exercise of outstanding convertible or exchangeable securities (other than the Series B Liberty Media Group Common Stock) and options. In addition, one share of Series A Liberty Media Group Common Stock is reserved for issuance upon conversion of each outstanding share of Series B Liberty Media Group Common Stock. The 10,000,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 4.1% of the shares of Liberty Media Group Common Stock outstanding as of July 31, 1997. The shares of Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock are traded on the National Market tier of The Nasdaq Stock Market under the symbols "LBTYA" and "LBTYB", respectively. On August 18, 1997, the last trading day on The Nasdaq Stock Market prior to the announcement of the terms of the Offer, the last sale prices of the Series A Liberty Media Group Common Stock and the Series B Liberty Media Group Common Stock as reported by Nasdaq were $23 13/16 and $25 1/4 per share, respectively. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See Section 7.

                                   THE OFFER

1. NUMBER OF SHARES; PRORATION.

  Upon the terms and subject to the conditions of the Offer, the Company will purchase up to 10,000,000 Shares as are validly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Date (as defined below) at $27 per Share, net to the seller in cash. The term "Expiration Date" means 5:00 P.M., New York City time, on Wednesday, September 17, 1997, unless and until the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 14 for a description of the Company's right to extend, delay, terminate or amend the Offer. The Company reserves the right to purchase more than 10,000,000 Shares pursuant to the Offer. In accordance with applicable regulations of the Securities and Exchange Commission (the "SEC"), the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. See Section 14. In the event of an over-subscription of the Offer as described below, Shares validly tendered and not properly withdrawn prior to the Expiration Date will be subject to proration, except for Odd Lots as explained below. The proration period also expires on the Expiration Date.

  THE OFFER IS NOT CONDITIONED UPON THE TENDER OF ANY MINIMUM NUMBER OF SHARES, BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

  All Shares not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

  This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

  Priority of Purchasers. Upon the terms and subject to the conditions of the Offer, if 10,000,000 or fewer Shares have been validly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase all such Shares. Upon the terms and subject to the conditions of the Offer, if more than 10,000,000 Shares have been validly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase validly tendered Shares in the following order of priority:

  (a) first, all Shares validly tendered and not properly withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined below) who:

    (1) tenders all Shares owned beneficially or of record by such Odd Lot Holder (tenders of less than all Shares owned by such stockholder will not qualify for this preference); and

    (2) completes the item captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

  (b) then, after purchase of all of the foregoing Shares, all other Shares validly tendered and not properly withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional shares) as described below.

  Odd Lots. For purposes of the Offer, the term "Odd Lots" shall mean all Shares validly tendered and not properly withdrawn prior to the Expiration Date by any person (an "Odd Lot Holder") who owned, beneficially or of record, an aggregate of fewer than 100 Shares (and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery). In order to qualify for this preference, an Odd Lot Holder must tender all such Shares in accordance with the procedures described in Section 3. As set forth above, Odd Lots will be accepted for payment before proration, if any, of the purchase of other tendered Shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more Shares, even if such holders have separate accounts or certificates representing fewer than 100 Shares. By accepting the Offer, an Odd Lot Holder would not only avoid the payment of brokerage commissions but also would avoid any applicable odd lot discounts in a sale of such holder's Shares. Any stockholder wishing to tender all of such stockholder's Shares pursuant to this Section should complete the item captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

  The Company also reserves the right, but will not be obligated, to purchase all Shares validly tendered by any stockholder who tendered all Shares owned, beneficially or of record, and who, as a result of proration, would then own, beneficially or of record, an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase by the number of Shares purchased through the exercise of such right.

  Proration. In the event that proration of tendered Shares is required, the Company will determine the proration factor as soon as practicable following the Expiration Date. Proration for each stockholder tendering Shares, other than Odd Lot Holders, shall be based on the number of Shares tendered by such stockholder and the proration factor, which will take into account the total number of Shares tendered by all stockholders, other than Odd Lot Holders. Because of the difficulty in determining the number of Shares validly tendered (including Shares tendered by guaranteed delivery procedures, as described in Section 3) and not properly withdrawn, and because of the odd lot procedure, the Company does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately five Nasdaq trading days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent or the Dealer Manager and may be able to obtain such information from their brokers.

  As described in Section 13, the number of Shares that the Company will purchase from a stockholder may affect the United States federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender Shares. The Letter of Transmittal affords each tendering stockholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

2. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.

  The Offer is part of the Company's previously announced plan to buy back up to 55,500,000 shares of Liberty Media Group Common Stock, of which 7,277,202 shares of Series A Liberty Media Group Common Stock and 2,278,125 shares of Series B Liberty Media Group Common Stock have been repurchased since such announcement was made on August 15, 1996. The Board of Directors has determined that the financial condition and outlook of the Company and the Liberty Media Group and current market conditions, including recent trading prices of the Shares, make this an attractive time to repurchase a significant portion of the outstanding Shares, taking into account the increased interest expense associated with the borrowing required in connection with the Offer. In the view of the Board of Directors, the Offer represents an acceleration of what would otherwise have been a continuing share repurchase program and a prudent use of the Liberty Media Group's financial resources that should benefit the Company and the holders of Liberty Media Group Common Stock over the long term. In particular, the Board of Directors believes that the purchase of Shares at this time is consistent with the Company's long term corporate goal of seeking to increase stockholder value. During 1997, the Company purchased an aggregate of 7,471,995 million Shares at an average purchase price per Share of $24.90. Pursuant to SEC rules, the Company and its affiliates will not repurchase any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date.

  The Offer provides stockholders who are considering a sale of all or a portion of their Shares with the opportunity to sell those Shares for cash without the usual transaction costs associated with market sales. In addition, stockholders owning fewer than 100 Shares whose Shares are purchased pursuant to the Offer not only will avoid the payment of brokerage commissions but also will avoid any applicable odd lot discounts payable on a sale of their Shares. Stockholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company, subject to the Company's right to issue additional Shares and other equity securities in the future.

  In approving the Offer, the Board of Directors took into account that the purchase of 10,000,000 Shares would represent approximately 4.1% of its Shares outstanding as of July 31, 1997 at an aggregate cost of approximately $270,000,000 (excluding estimated expenses). This expenditure by the Company will be financed through cash on hand and proceeds of borrowings.

  The Board of Directors also took into account the expected financial impact of the Offer on the Liberty Media Group, including the increased debt of the Liberty Media Group as a result of the Offer and the resulting increased interest expense. The Company believes that the Liberty Media Group's cash, liquid investments and access to credit facilities following completion of the Offer, together with its anticipated cash flow from operations, distributed earnings from investments and asset dispositions, are adequate for the needs of the Liberty Media Group for the foreseeable future. However, the Company's actual experience may differ from the expectations set forth in the preceding sentence. Future events, such as unexpected operating losses or capital or other expenditures, might have the effect of reducing the available cash balances of the Liberty Media Group or might reduce or eliminate the availability of external financial resources.

  NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH STOCKHOLDER'S SHARES AND NEITHER HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN

INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

  The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer. See Section 10.

  The Company may in the future purchase additional Shares on the open market, in private transactions, through tender offers or otherwise, subject to the approval of the Board of Directors. Any such purchase may be on the same terms or on terms which are more or less favorable to stockholders than the terms of the Offer. However, SEC rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prohibit the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the results of the Offer, the Company's business and financial position and general economic and market conditions.

  Shares the Company acquires pursuant to the Offer will be retired and will be available for the Company to issue without further stockholder action (except as required by applicable law or the rules of The Nasdaq Stock Market) for any proper corporate purpose.

3. PROCEDURES FOR TENDERING SHARES.

  Proper Tender of Shares. For Shares to be validly tendered pursuant to the Offer, either (a) the certificates for such Shares or confirmation of book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) including any required signature guarantees (or, in the case of book-entry transfer, an Agent's Message (as defined below)), and any other documents required by the Letter of Transmittal, must be received prior to 5:00 P.M., New York City time, on the Expiration Date by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase or
(b) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

  In addition, Odd Lot Holders who tender all their Shares must complete the item captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

  Signature Guarantees and Method of Delivery. No signature guarantee is required (i) if the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company or Philadelphia Depository Trust Company (the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the owner of the Shares) tendered therewith and such holder has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal; or (ii) if Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company (not a savings bank or a savings and loan association) having an office, branch or agency in the United States (each such entity being hereinafter referred to as an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal. If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be issued, or Shares not purchased or tendered are to be issued, in the name of a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, with the signatures on the certificate or stock power guaranteed by an Eligible Institution.

  In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares or confirmation of book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities, together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), or, in the case of book-entry transfer of tendered Shares, an Agent's Message, and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

  THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, THEN REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

  If any Shares validly tendered and not properly withdrawn are not purchased, or if less than all Shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at a Book-Entry Transfer Facility, such Shares will be credited to the appropriate account maintained by the tendering stockholder at the appropriate Book-Entry Transfer Facility, in each case without expense to such stockholder.

  Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at each of the Book-Entry Transfer Facilities promptly after the date of this Offer to Purchase, and any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities, either (i) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees, or an Agent's Message, and any other documents required by the Letter of Transmittal, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed. DELIVERY OF DOCUMENTS TO ONE OF THE BOOK-ENTRY TRANSFER FACILITIES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  Backup Federal Income Tax Withholding. Under the federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct. Therefore, each tendering stockholder should complete and sign the Substitute IRS Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Depositary that he or she is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute IRS Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements can be obtained from the Depositary. See Instruction 12 of the Letter of Transmittal.

  TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE TO STOCKHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE IRS FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL.

  For a discussion of certain federal income tax consequences to tendering stockholders, see Section 13.

  Withholding for Foreign Stockholders. Even if a foreign stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold federal income taxes equal to 30% of the gross payments payable to a foreign stockholder or his or her agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States,
(ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of the source of such income, or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions relating to the trust. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the Depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly completed and executed IRS Form 4224. The Depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the "complete termination," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 13 or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Foreign stockholders are urged to consult their own tax advisors regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure. See Instruction 13 of the Letter of Transmittal.

  Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share certificates cannot be delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis) or if time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

    (a) such tender is made by or through an Eligible Institution;

    (b) the Depositary receives by hand, mail, telegram or facsimile transmission, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution; and

    (c) the certificates for all tendered Shares, in proper form for transfer, or confirmation of book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities as described above, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees (or, in the case of book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.

  Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted and the validity, form, eligibility

(including time of receipt) and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in appropriate form or the acceptance for payment of or payments for which may be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by the Company. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

  Tendering Stockholder's Representation and Warranty; Company's Acceptance Constitutes an Agreement. A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty to the Company that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated by the Commission under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire such Shares for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered such Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

4. WITHDRAWAL RIGHTS.

  Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on Wednesday, October 15, 1997.

  For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic or facsimile transmission form and must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the name of the registered holder, if different from that of the person who tendered such Shares, the number of Shares tendered and the number of Shares to be withdrawn. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry tender set forth in Section 3, the notice of withdrawal also must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal nor shall any of them incur liability for failure to give any such notice. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding.

  Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer unless such withdrawn Shares are validly retendered prior to the Expiration Date by again following one of the procedures described in Section 3.

  If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

  Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Date, the Company will accept for payment and pay for (and thereby purchase) Shares validly tendered and not properly withdrawn prior to the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares that are validly tendered and not properly withdrawn (subject to the proration provisions of the Offer) only when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

  The Company will pay for Shares purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders.

  In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately five Nasdaq trading days after the Expiration Date. Certificates for all Shares tendered and not purchased, including Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered such Shares) to the tendering stockholder as promptly as practicable after the Expiration Date without expense to the tendering stockholder. Under no circumstances will interest on the Purchase Price be paid by the Company by reason of any delay in making payment. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See
Section 6.

  The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 6 of the Letter of Transmittal.

  ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE IRS FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. ALSO SEE SECTION 3 REGARDING FEDERAL INCOME TAX CONSEQUENCES FOR FOREIGN STOCKHOLDERS.

6. CERTAIN CONDITIONS OF THE OFFER.

  Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to the rules under the Exchange Act, if at any time on or after August 18, 1997 and prior to the time of payment for any such Shares (whether any Shares have theretofore been accepted for payment, purchased or paid for pursuant to the Offer) any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

    (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly
  (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer, or (ii) in the Company's sole judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or the Liberty Media Group as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

    (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Company's sole judgment, would or might directly or indirectly
  (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer;
  (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares; (iii) materially impair the contemplated benefits of the Offer to the Company; or
  (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or the Liberty Media Group as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

    (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States; (iv) any limitation (whether or not mandatory) by any governmental regulatory or administrative agency or authority on, or any event that, in the Company's sole judgment, might affect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of the Company, have a material adverse effect on the business, operations or prospects of the Company or the Liberty Media Group or the trading in the Shares; (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on August 18, 1997;

    (d) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger or acquisition proposal for the Company, shall have been proposed, announced or made by another person or shall have been publicly disclosed, or the Company shall have learned after the date of this Offer that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares, or any new group shall have been formed that beneficially owns more than 5% of the outstanding Shares; or

    (e) any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of the Company or its subsidiaries that, in the Company's sole judgment, is or may be material to the Company or its subsidiaries.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding.

7. PRICE RANGE OF SHARES; DIVIDENDS.

  The Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock are listed and traded on the National Market tier of The Nasdaq Stock Market under the symbols "LBTYA" and "LBTYB", respectively. Shares of Liberty Media Group Common Stock were first issued in a distribution to holders of TCI Group Common Stock on August 10, 1995 (the "Liberty Media Group Distribution"). On January 13, 1997, the Company distributed one share of Series A Liberty Media Group Common Stock for every two shares of Series A Liberty Media Group Common Stock, and one share of Series A Liberty Media Group Common Stock for every two shares of Series B Liberty Media Group Common Stock (the "Liberty Media Group Stock Dividend") then owned by holders of Liberty Media Group Common Stock. The table below sets forth the range of high and low sale prices in United States dollars of shares of Liberty Media Group Common Stock for the periods indicated as furnished by Nasdaq. Sale prices have been adjusted to give effect to the Liberty Media Group Stock Dividend. The prices have been rounded up to the nearest eighth, and do not include retail markups, markdowns, or commissions.

                                                     SERIES A      SERIES B
                                                   ------------- -------------
                                                    HIGH   LOW    HIGH   LOW
                                                   ------ ------ ------ ------
1995:
Third quarter (from the Liberty Media Group
 Distribution through September 30, 1995)......... 18 3/4 15 3/4 19 3/4 16 1/4
Fourth Quarter.................................... 18 3/4 15 1/4 19 3/8 16
1996:
First quarter..................................... 19 1/2 17 1/8 20 3/4 17 3/8
Second quarter.................................... 20 3/4 17 1/4 21     18
Third quarter..................................... 19 5/8 13 3/4 19 7/8 15 3/8
Fourth quarter.................................... 19 7/8 14 3/4 19 1/2 15 3/4
1997:
First quarter..................................... 23 3/4 17 7/8 23 1/4 18 1/2
Second quarter.................................... 27     18 5/8 26 3/4 18 1/2
Third quarter (through August 18, 1997)........... 26 3/4 23 3/4 27     24 1/4

  On August 18, 1997, the last trading day on The Nasdaq Stock Market prior to the announcement of the terms of the Offer, the last sale prices per share for the Series A Liberty Media Group Common

Stock and Series B Liberty Media Group Common Stock were $23 13/16 and $25 1/4, respectively. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. The Company has never paid cash dividends on its Common Stock and has no current intention of doing so.

8. SOURCE AND AMOUNT OF FUNDS.

  The Company estimates that the total amount of funds required to purchase 10,000,000 Shares pursuant to the Offer (excluding amounts required to pay fees and expenses related to the Offer) will be approximately $270,000,000. It is anticipated that the Company will fund the purchase of Shares pursuant to the Offer and the payment of related fees and expenses with approximately $150,000,000 of cash on hand and the remainder with proceeds of borrowings. Such borrowings will be provided under an existing revolving credit facility provided to a subsidiary of the Company (the "Borrowing Sub") by a syndicate of financial institutions, with The Bank of New York acting as administrative agent (the "Subsidiary Credit Facility"). A copy of the Subsidiary Credit Facility has been filed as Exhibit (b) to the Issuer Tender Offer Statement on
Schedule 13E-4 (the "Schedule 13E-4") of which this Offer to Purchase forms a part, and the discussion of the Subsidiary Credit Facility contained herein is qualified in its entirety by reference to the provisions of the Subsidiary Credit Facility. A copy of the Schedule 13E-4 may be obtained from the SEC in the manner provided in Section 9 under the heading "Additional Information."

  The Subsidiary Credit Facility expires on August 15, 1999 and provides for a revolving line of credit of up to $500 million. Borrowings are secured by a pledge of 21,928,253 shares of Series LMCN-V Common Stock of Time Warner Inc. owned by the Borrowing Sub. As of August 18, 1997, there were no outstanding borrowings under the Subsidiary Credit Facility.

  Borrowings under the Subsidiary Credit Facility will bear interest at a floating rate based on either (at the Borrowing Sub's option) (i) the greater of the prime rate or the Federal Funds rate plus one-half of one percent per annum (the "Base Rate") or (ii) at the London Interbank Offered Rate (the "LIBOR Rate"), in each case plus the applicable margin as described below. The applicable margin (a) ranges from 0% to 0.125% for Base Rate loans, and (b) ranges from 0.5% to 1.125% for LIBOR Rate loans, depending, in each case, on the ratio of the outstanding amount of loans to the value of the pledged collateral.

  The Subsidiary Credit Facility includes representations and warranties, covenants, events of default and other terms customary to financings of that type, applicable in each case to the Borrower Sub and its immediate parent corporation.

  The Company expects to repay the borrowings used to purchase the Shares pursuant to the Offer through, depending on business and market conditions, public or private offerings of securities, additional bank borrowings, internally generated funds or other financings, or such combination of the foregoing as the Company may deem appropriate. See Section 9, "Summary Unaudited Pro Forma Financial Data," for further information concerning the assumed cost of funds for the Offer.

9. CERTAIN INFORMATION CONCERNING THE COMPANY.

  TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. The Company also has investments in cable and telecommunications operations and television programming in certain international markets, as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies. TCI is currently organized based upon four lines of business: Domestic Cable and Communications; Programming; International Cable and Programming; and Technology/Venture Capital. Within the Domestic Cable and Communications line of business, TCI operates three strategic business units: Cable, Telephony and Internet. If the Charter Amendments become effective, the Company's principal international assets and substantially all of its non-cable and non-programming assets, including its internet and telephony businesses, will be attributed to the TCI Ventures Group. See "INTRODUCTION." The Liberty Media Group will continue to be comprised of the Company's programming and related interests and the TCI Group will be comprised of the Company's domestic distribution and communications business (other than the investments attributed to the TCI Ventures Group), and any other businesses and assets of the Company not attributed to either the Liberty Media Group or the TCI Ventures Group.

  The Company was incorporated in Delaware in 1994. The Company and its predecessors have been engaged in the cable television business since the early 1950s.

 Certain Financial Information

  Summary Historical Financial Information

  TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

  The table below sets forth summary historical consolidated financial information of the Company and its subsidiaries. The historical financial information as of and for the years ended December 31, 1996 and 1995 has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which financial statements are incorporated herein by reference. The historical financial information as of and for the six months ended June 30, 1997 and 1996 has been derived from, and should be read in conjunction with, the unaudited consolidated financial statements of the Company as reported in each of the Company's quarterly reports on Form 10-Q for the periods ended June 30, 1997 (incorporated herein by reference) and June 30, 1996. The summary historical financial information is qualified in its entirety by reference to the aforementioned financial statements and the related notes thereto from which it has been derived. Copies of reports may be inspected or obtained from the SEC in the manner specified in "Additional Information" below.

                                                 JUNE 30,       DECEMBER 31,
                                             ------------------ --------------
                                               1997     1996     1996    1995
                                             --------  -------- ------  ------
                                                  AMOUNTS IN MILLIONS,
                                                 EXCEPT PER SHARE DATA
Balance Sheet Data:
  Cash and cash equivalents................. $    406      334     394     118
  Total assets.............................. $ 30,960   27,316  30,244  25,577
  Total debt................................ $ 14,743   13,334  14,926  13,211
  Stockholders' equity...................... $  4,372    4,520   4,253   4,550
  Shares outstanding (net of shares held in
   treasury and held by subsidiaries):
    TCI Group Common Stock..................      683      669     664     656
    Liberty Media Group Common Stock(1).....      249      251     249     246
  Book value per common share:
    TCI Group Common Stock.................. $   2.84     4.28    2.81    4.47
    Liberty Media Group Common Stock........ $   9.76     6.61    9.63    6.56
  Ratio of earnings to fixed charges(2).....      --       --     1.44x    --
                                             SIX MONTHS ENDED    YEAR ENDED
                                                 JUNE 30,       DECEMBER 31,
                                             ------------------ --------------
                                               1997     1996     1996    1995
                                             --------  -------- ------  ------
                                                  AMOUNTS IN MILLIONS,
                                                 EXCEPT PER SHARE DATA
Statement of Operations Data:
  Revenue................................... $  3,714    3,809   8,022   6,506
  Net earnings (loss)....................... $   (212)    (308)    278    (171)
  Net earnings (loss) attributable to common
   shareholders:
    TCI Class A and Class B common stock.... $    --       --      --      (71)
    TCI Group Common Stock.................. $   (255)    (345)   (813)   (107)
    Liberty Media Group Common Stock........ $     22       19   1,056     (27)
                                             --------  -------  ------  ------
                                             $   (233)    (326)    243    (205)
                                             ========  =======  ======  ======
  Primary earnings (loss) per common and
   common equivalent share:
    TCI Class A and Class B common stock.... $    --       --      --     (.11)
    TCI Group Common Stock.................. $   (.37)    (.52)  (1.22)   (.16)
    Liberty Media Group Common Stock........ $    .09      .08    3.97    (.11)
  Fully diluted earnings (loss) per common
   and common equivalent share:
    TCI Class A and Class B common stock.... $    --       --      --     (.11)
    TCI Group Common Stock.................. $   (.37)    (.52)  (1.22)   (.16)
    Liberty Media Group Common Stock........ $    .09      .08    3.88    (.11)

                                                  (footnotes on following page)

--------
(1) Effective January 13, 1997, the Company issued a stock dividend to holders of Liberty Media Group Common Stock consisting of one share of Series A Liberty Media Group Common Stock for every two shares of Series A Liberty Media Group Common Stock owned and one share of Series A Liberty Media Group Common Stock for every two shares of Series B Liberty Media Group Common Stock owned. All Liberty Media Group share amounts have been adjusted to give effect to the Liberty Media Group Stock Dividend.

(2) The ratio of earnings to fixed charges of the Company was 1.44 for the year ended December 31, 1996. The ratio of earnings to fixed charges of the Company was less than 1.00 for the year ended December 31, 1995, and for the six months ended June 30, 1997 and 1996; thus, earnings available for fixed charges were inadequate to cover fixed charges for such periods. The amounts of the coverage deficiencies were $246 million for the year ended December 31, 1995, and $161 million and $380 million for the six months ended June 30, 1997 and 1996, respectively. For the ratio calculations, earnings available for fixed charges consists of earnings (losses) before income taxes plus fixed charges (minus capitalized interest), distributions from and losses of less than 50%-owned affiliates with debt not guaranteed by the Company (net of earnings not distributed of less than 50%-owned affiliates), minority interests in earnings (losses) of consolidated subsidiaries, the elimination of preferred stock dividend requirements of consolidated subsidiaries to 50%-owned affiliates, and preferred stock dividend requirements of 50%-owned affiliates, other than dividends payable to the Company. Fixed charges consist of (i) interest (including capitalized interest) on debt, including interest of less than 50%-owned affiliates with debt guaranteed by the Company, (ii) the elimination of interest of consolidated subsidiaries to 50%-owned affiliates, (iii) the Company's proportionate share of interest of 50%-owned affiliates, (iv) that portion of rental expense the Company believes to be representative of interest (one-third of rental expense), (v) amortization of debt expense, (vi) that portion of minority interests in earnings (losses) of consolidated subsidiaries that represent the amount of pretax earnings that would be required to cover preferred stock dividend requirements of consolidated subsidiaries, (vii) that portion of minority interests in earnings (losses) of consolidated subsidiaries that represents dividend requirements on Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely subordinated debt securities of a subsidiary, (viii) the amount of pretax earnings that would be required to cover preferred stock dividend requirements of the Company, (ix) the elimination of preferred stock dividend requirements of consolidated subsidiaries to 50%-owned affiliates, and (x) the preferred stock dividend requirements of 50%-owned affiliates, other than dividends payable to the Company. The Company has guaranteed the debt of certain less than 50%-owned affiliates and certain other entities in which it has an interest. Fixed charges of $8 million relating to such guarantees for each of the years ended December 31, 1996 and 1995 and fixed charges of $10 million and $6 million relating to such guarantees for the six months ended June 30, 1997 and 1996, respectively, have not been included in fixed charges.

  "LIBERTY MEDIA GROUP"

  The table below sets forth summary historical combined financial information of the Liberty Media Group. The historical financial information as of and for the years ended December 31, 1996 and 1995 has been derived from, and should be read in conjunction with, the audited combined financial statements of the Liberty Media Group as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which financial statements are incorporated herein by reference. The historical financial information as of and for the six months ended June 30, 1997 and 1996 have been derived from, and should be read in conjunction with, the unaudited combined financial statements of the Liberty Media Group as reported in each of the Company's quarterly reports on Form 10-Q for the periods ended June 30, 1997 (incorporated herein by reference) and June 30, 1996. The summary historical financial information is qualified in its entirety by reference to the aforementioned financial statements and the related notes thereto from which it has been derived. Copies of reports may be inspected or obtained from the Commission in the manner specified in "Additional Information" below.

                                            JUNE 30,          DECEMBER 31,
                                      -------------------- -------------------
                                         1997      1996      1996      1995
                                      ---------- --------- --------- ---------
                                               AMOUNTS IN THOUSANDS,
                                               EXCEPT PER SHARE DATA
Combined Balance Sheet Data:
  Cash and cash equivalents.......... $  359,641   324,437   317,359    41,225
  Total assets....................... $3,418,591 2,330,568 3,058,952 2,517,636
  Total debt......................... $      --    122,359     1,620   250,990
  Combined equity.................... $2,434,879 1,657,700 2,397,170 1,613,429
  Book value per common share........ $     9.76      6.90      9.63      6.56
                                        SIX MONTHS ENDED       YEAR ENDED
                                            JUNE 30,          DECEMBER 31,
                                      -------------------- -------------------
                                         1997      1996      1996      1995
                                      ---------- --------- --------- ---------
                                               AMOUNTS IN THOUSANDS,
                                               EXCEPT PER SHARE DATA
Combined Statement of Operations
 Data:
  Revenue............................ $  119,031   742,349 1,339,359 1,440,846
  Net earnings (loss)................ $   22,153    18,830 1,056,396   (56,332)
  Earnings (loss) attributable to
   common shareholders............... $   22,153    18,830 1,056,396   (56,332)
  Primary earnings (loss) per common
   and common equivalent share....... $      .09       .08      3.97      (.11)
  Fully diluted earnings (loss) per
   common and common equivalent
   share............................. $      .09       .08      3.88      (.11)

 Summary Unaudited Pro Forma Financial Data

  TELE-COMMUNICATIONS, INC. AND SUBSIDIARIES

  The following summary unaudited condensed pro forma financial information gives effect to the purchase of 10 million Shares pursuant to the Offer as if it had occurred on January 1, 1996 with respect to statement of operations data and on December 31, 1996 and June 30, 1997 with respect to balance sheet data. The Summary Unaudited Consolidated Pro Forma Financial Data should be read in conjunction with the summary historical financial information of the Company and does not purport to be indicative of the results that would actually have been obtained had the purchase of the Shares pursuant to the Offer been completed at the dates indicated or that may be obtained in the future.

                                           JUNE 30, 1997     DECEMBER 31, 1996
                                        ------------------- -------------------
                                        HISTORICAL PROFORMA HISTORICAL PROFORMA
                                        ---------- -------- ---------- --------
                                                 AMOUNTS IN MILLIONS,
                                                 EXCEPT PER SHARE DATA
Balance Sheet Data:
  Cash and cash equivalents(1).........  $   406       256       394       244
  Total assets.........................  $30,960    30,810    30,244    30,094
  Total debt(2)........................  $14,743    14,863    14,926    15,046
  Stockholders' equity.................  $ 4,372     4,102     4,253     3,983
  Shares outstanding (net of shares
   held in treasury and held by
   subsidiaries):
    TCI Group Common Stock.............      683       683       664       664
    Liberty Media Group Common
     Stock(3)..........................      249       239       249       239
  Book value per common share:
    TCI Group Common Stock.............  $  2.84      2.84      2.81      2.81
    Liberty Media Group Common Stock...  $  9.76      9.04      9.63      8.90
  Ratio of earnings to fixed
   charges(4)..........................      --        --       1.44x    1.43x
                                         SIX MONTHS ENDED       YEAR ENDED
                                           JUNE 30, 1997     DECEMBER 31, 1996
                                        ------------------- -------------------
                                        HISTORICAL PROFORMA HISTORICAL PROFORMA
                                        ---------- -------- ---------- --------
                                                 AMOUNTS IN MILLIONS,
                                                 EXCEPT PER SHARE DATA
Statement of Operations Data:
  Revenue..............................  $ 3,714     3,714     8,022     8,022
  Net earnings (loss)(5)...............  $  (212)     (217)      278       267
  Earnings (loss) attributable to
   common shareholders:
    TCI Group Common Stock.............  $  (255)     (255)     (813)     (813)
    Liberty Media Group Common Stock...  $    22        17     1,056     1,046
                                         -------    ------    ------    ------
                                         $  (233)     (238)      243       233
                                         =======    ======    ======    ======
  Primary earnings (loss) per common
   and common equivalent share:
    TCI Group Common Stock.............  $  (.37)     (.37)    (1.22)    (1.22)
    Liberty Media Group Common
     Stock(6)..........................  $   .09       .07      3.97      4.08
  Fully diluted earnings (loss) per
   common and common equivalent share:
    TCI Group Common Stock.............  $  (.37)     (.37)    (1.22)    (1.22)
    Liberty Media Group Common
     Stock(6)..........................  $   .09       .07      3.88      3.97

--------
(1) Assumes the use of $150 million cash on hand as a portion of the aggregate Purchase Price.

(2) Assumes borrowings under the Subsidiary Credit Facility of $120 million to be used as the remainder of the aggregate Purchase Price.
                                        (footnotes continued on following page)

(3) Assumes the repurchase of 10 million shares of Liberty Media Group Common Stock in the Offer.

(4) The ratio of earnings to fixed charges of the Company was 1.44 and 1.43 for the year ended December 31, 1996 on a historical and pro forma basis, respectively. The ratio of earnings to fixed charges of the Company was less than 1.00 for the six months ended June 30, 1997 on a historical and a pro forma basis; thus, earnings available for fixed charges were inadequate to cover fixed charges for such periods. The amounts of the coverage deficiencies were $161 million and $169 million for the six months ended June 30, 1997, on a historical and pro forma basis, respectively. For the ratio calculations, earnings available for fixed charges consists of earnings (losses) before income taxes plus fixed charges (minus capitalized interest), distributions from and losses of less than 50%-owned affiliates with debt not guaranteed by the Company (net of earnings not distributed of less than 50%-owned affiliates), minority interests in earnings (losses) of consolidated subsidiaries, the elimination of preferred stock dividend requirements of consolidated subsidiaries to 50%-owned affiliates, and preferred stock dividend requirements of 50%-owned affiliates, other than dividends payable to the Company. Fixed charges consist of (i) interest (including capitalized interest) on debt, including interest of less than 50%-owned affiliates with debt guaranteed by the Company, (ii) the elimination of interest of consolidated subsidiaries to 50%-owned affiliates, (iii) the Company's proportionate share of interest of 50%-owned affiliates, (iv) that portion of rental expense the Company believes to be representative of interest (one-third of rental expense), (v) amortization of debt expense, (vi) that portion of minority interests in earnings (losses) of consolidated subsidiaries that represent the amount of pretax earnings that would be required to cover preferred stock dividend requirements of consolidated subsidiaries, (vii) that portion of minority interests in earnings (losses) of consolidated subsidiaries that represents dividend requirements on Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely subordinated debt securities of a subsidiary, (viii) the amount of pretax earnings that would be required to cover preferred stock dividend requirements of the Company, (ix) the elimination of preferred stock dividend requirements of consolidated subsidiaries to 50%-owned affiliates, and (x) the preferred stock dividend requirements of 50%-owned affiliates, other than dividends payable to the Company. The Company has guaranteed the debt of certain less than 50%-owned affiliates and certain other entities in which it has an interest. Fixed charges of $8 million relating to such guarantees for the year ended December 31, 1996 on a historical and a pro forma basis and fixed charges of $10 million relating to such guarantees for the six months ended June 30, 1997 on a historical and a pro forma basis have not been included in fixed charges.

(5) Assumes the elimination of interest income earned on the cash balances utilized as a portion of the aggregate Purchase Price. Additionally assumes interest expense incurred on assumed borrowings under the Subsidiary Credit Facility. Solely for the purpose of this condensed pro forma financial information, interest expense is calculated at the assumed rate of 6.9% per annum. A change in the interest rate of 1/4% would impact interest expense by $300,000 per annum on assumed borrowings of $120 million. Income tax benefit on the elimination of the interest income and the interest expense is assumed at the statutory rate.

(6) Pro forma earnings per common and common equivalent share was calculated utilizing the weighted average shares as reported in the historical financial statements, adjusted for the assumed repurchase of 10 million shares of Liberty Media Group Common Stock in the Offer.

  "LIBERTY MEDIA GROUP"

  The following summary unaudited condensed pro forma financial information gives effect to the purchase of the 10 million Shares pursuant to the Offer as if it had occurred on January 1, 1996 with respect to combined statement of operations data and on December 31, 1996 and June 30, 1997 with respect to combined balance sheet data. The Summary Unaudited Pro Forma Financial Data should be read in conjunction with the summary historical financial information of the Liberty Media Group and does not purport to be indicative of the results that would actually have been obtained had the purchase of the Shares pursuant to the Offer been completed at the dates indicated or that may be obtained in the future.

                                         JUNE 30, 1997      DECEMBER 31, 1996
                                      -------------------- --------------------
                                      HISTORICAL PROFORMA  HISTORICAL PROFORMA
                                      ---------- --------- ---------- ---------
                                                AMOUNTS IN THOUSANDS,
                                                EXCEPT PER SHARE DATA
Combined Balance Sheet Data:
  Cash and cash equivalents(1)....... $  359,641   209,641   317,359    167,359
  Total assets....................... $3,418,591 3,268,591 3,058,952  2,908,952
  Total debt(2)...................... $       --   120,000     1,620    121,620
  Combined equity.................... $2,434,879 2,164,879 2,397,170  2,127,170
  Book value per common share........ $     9.76      9.04      9.63       8.90
                                        SIX MONTHS ENDED        YEAR ENDED
                                            JUNE 30,           DECEMBER 31,
                                      -------------------- --------------------
                                      HISTORICAL PROFORMA  HISTORICAL PROFORMA
                                      ---------- --------- ---------- ---------
                                                AMOUNTS IN THOUSANDS,
                                                EXCEPT PER SHARE DATA
Combined Statement of Operations
 Data:
  Revenue............................ $  119,031   119,031 1,339,359  1,339,359
  Net earnings(3).................... $   22,153    16,671 1,056,396  1,046,030
  Earnings attributable to common
   shareholders...................... $   22,153    16,671 1,056,396  1,046,030
  Primary earnings per common and
   common equivalent share(4)........ $      .09       .07      3.97       4.08
  Fully diluted earnings per common
   and common equivalent share(4).... $      .09       .07      3.88       3.97

--------
(1) Assumes the use of $150 million cash on hand as a portion of the aggregate Purchase Price.

(2) Assumes borrowings under the Subsidiary Credit Facility of $120 million to be used as the remainder of the aggregate Purchase Price.

(3) Assumes the elimination of interest income earned on the cash balances utilized as a portion of the aggregate Purchase Price. Additionally assumes interest expense incurred on assumed borrowings under the Subsidiary Credit Facility. Solely for the purpose of this pro forma financial information, interest expense is calculated at the assumed rate of 6.9% per annum. A change in the interest rate of 1/4% would impact interest expense by $300,000 per annum on assumed borrowings of $120 million. Income tax benefit on the elimination of the interest income and the interest expense is assumed at the statutory rate.

(4) Pro forma earnings per common and common equivalent share was calculated utilizing the weighted average shares as reported in the historical financial statements, adjusted for the assumed repurchase of 10 million shares of Liberty Media Group Common Stock in the Offer.

 Additional Information

  The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the SEC's customary charges, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

10. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.

  As of July 31, 1997, the Company had 223,083,080 shares of Series A Liberty Media Group Common Stock and 21,175,465 shares of Series B Liberty Media Group Common Stock issued and outstanding (exclusive of treasury shares). Further, 31,840,874 shares of Series A Liberty Media Group Common Stock were reserved for issuance upon conversion, exercise or exchange of outstanding convertible and exchangeable securities (other than the Series B Liberty Media Group Common Stock) or options. In addition, one share of Series A Liberty Media Group Common Stock is reserved for issuance upon conversion of each share of Series B Liberty Media Group Common Stock issued and outstanding. Each of the Company's executive officers and directors has advised the Company that he does not intend to tender any Shares pursuant to the Offer.

  Except as set forth below, since June 24, 1997, neither the Company, nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the Company's directors or executive officers, nor any affiliates of any of the foregoing, participated in any transactions involving the Shares.

  On July 24, 1997, the Company purchased 146,625 shares of Series A Liberty Media Group Common Stock from Mrs. Leslie Malone, the wife of Dr. John Malone, the Chairman of the Board and Chief Executive Officer of the Company, for a purchase price of $25.81 per share.

  On July 31, 1997, the Company consummated the acquisition of all of the capital stock of Kearns-Tribune Corporation ("Kearns-Tribune") by merger (the "Kearns-Tribune Merger"), in consideration of the issuance of an aggregate of 47,186,232 shares of Series A TCI Group Common Stock. Kearns-Tribune's assets at the closing of the Kearns-Tribune Merger included 4,436,245 shares of Series A Liberty Media Group Common Stock and 2,278,125 shares of Series B Liberty Media Group Common Stock, as well as other securities of the Company. Immediately following the consummation of the Kearns-Tribune Merger, the Liberty Media Group purchased from the TCI Group all 6,714,370 shares of Liberty Media Group Common Stock acquired by the Company in the Kearns-Tribune Merger for a purchase price of $25.00 per share. The purchase price was based upon the average of the closing sale prices of the Series A Liberty Media Group Common Stock on each of the twenty consecutive trading days ending on July 28, 1997.

  On April 18, 1997, Dr. Malone and Kearns-Tribune entered into an agreement (the "KT-Malone Agreement") pursuant to which Dr. Malone was given the right to acquire from Kearns-Tribune, immediately prior to the consummation of the Kearns-Tribune Merger, up to 9,112,500 shares of Series B TCI Group Common Stock and up to 2,278,125 shares of Series B Liberty Media Group Common Stock in exchange for equal numbers of shares of Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock, respectively.

  On July 23, 1997, in consideration of Dr. Malone's agreement to forego the exercise of his rights under the KT-Malone Agreement, the Company agreed (the "TCI-Malone Agreement") that Dr. Malone would have the right to acquire directly from the Company, at any time and from time to time prior to July 30, 1998, up to 9,112,500 shares of Series B TCI Group Common Stock and up to 2,278,125 shares of Series B Liberty Media Group Common Stock in exchange for equal numbers of shares of Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock, respectively. On July 24, 1997, pursuant to the TCI-Malone Agreement, Dr. Malone acquired from the Company an aggregate of 7,296,324 shares of Series B TCI Group Common Stock and 2,278,125 shares of Series

B Liberty Media Group Common Stock, in exchange for a like number of shares of Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock, respectively, held by Dr. Malone. Effective on the closing of the Kearns-Tribune Merger, Dr. Malone and the Company agreed to terminate his right to acquire the balance of the shares of Series B TCI Group Common Stock under the TCI-Malone Agreement.

  In May 1997, Mr. Jerome H. Kern, a director of the Company, exercised in full stock appreciation rights granted in tandem with options with respect to 562,500 shares of Series A Liberty Media Group Common Stock with an exercise price of $11.16 per share. Pursuant to such exercise, Mr. Kern received 100,000 shares of Series A Liberty Media Group Common Stock and $4,013,125 in cash. The certificates evidencing such shares were issued in July 1997. On July 23, 1997, the Board of Directors of the Company approved the grant to Mr. Kern of options to acquire 562,500 shares of Series A Liberty Media Group Common Stock at an exercise price of $22.25 per share. Also on July 23, 1997, the Board of Directors approved the grant to certain executive officers and key employees of the Company of options (and tandem stock appreciation rights) to acquire an aggregate of 1,363,334 shares of Series A Liberty Media Group Common Stock at an exercise price of $25.125 per share.

  On July 1, 1997, the Company purchased on the open market 24,000 shares of Series A Liberty Media Group Common Stock for $23.94 per share. On July 9, 1997, the Company purchased an additional 25,000 shares of Series A Liberty Media Group Common Stock on the open market for an average price of $24.85 per share.

  Except for outstanding options to purchase Shares granted from time to time to certain employees (including executive officers) of the Company pursuant to the Company's stock option plans and except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors (including a nominee) or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

11. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

  The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of stockholders. Nonetheless, the Company anticipates that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of The Nasdaq Stock Market, the Company does not believe that its purchase of Shares pursuant to the Offer will cause the Company's remaining Shares to be delisted from the National Market tier of The Nasdaq Stock Market.

  The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

  The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and the SEC and comply with the SEC's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

12. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

  The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 6.

13. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

  The following summary describes certain United States federal income tax consequences relevant to the Offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

  This summary discusses only Shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a straddle). In particular, the discussion of the consequences of an exchange of Shares for cash pursuant to the Offer applies only to a United States stockholder (herein, a "Holder"). For purposes of this summary, a "United States stockholder" is (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of source, or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions relating to the trust. This discussion does not address the tax consequences to foreign stockholders who will be subject to United States federal income tax on a net basis on the proceeds of their exchange of Shares pursuant to the Offer because such income is effectively connected with the conduct of a trade or business within the United States. Such stockholders are generally taxed in a manner similar to United States stockholders; however, certain special rules apply. Foreign stockholders who are not subject to U.S. federal income tax on a net basis should see Section 3 for a discussion of the applicable U.S. withholding rules and the potential for obtaining a refund of all or a portion of the tax withheld. The summary may not be applicable with respect to Shares acquired as compensation (including Shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions). The summary also does not address the state, local or foreign tax consequences of participating in the Offer. Each Holder should consult such Holder's tax advisor as to the particular consequences to him or her of participation in the Offer.

  Consequences to Tendering Stockholders of Exchange of Shares for Cash Pursuant to the Offer. An exchange of Shares for cash in the Offer by a Holder will be a taxable transaction for United States federal income tax purposes. As a consequence of the exchange, the Holder will, depending on such Holder's particular circumstances, be treated either as recognizing gain or loss from the disposition of the Shares or as receiving a dividend distribution from the Company.

  Under Section 302 of the Code, a Holder will recognize gain or loss from the disposition of Shares exchanged for cash if the exchange (i) results in a "complete termination" of all such Holder's equity interest in the Company,
(ii) results in a "substantially disproportionate" redemption with respect to such Holder or (iii) is "not essentially equivalent to a dividend" with respect to such Holder. In applying each of the Section 302 tests, a Holder is in general deemed to own constructively the Shares actually owned by certain related individuals and entities. For example, an individual Holder is generally considered to own the Shares owned directly or indirectly by or for his or her spouse and his or her children, grandchildren and parents. In addition, a Holder is considered to own a proportionate number of the Shares owned by trusts or estates in which the Holder has a beneficial interest, by partnerships in which the Holder is a partner, and by corporations in which the Holder owns, directly or indirectly, 50% or more in value of the stock. Similarly, Shares directly or indirectly owned by beneficiaries of estates or trusts, by partners of partnerships and, under certain circumstances, by stockholders of corporations may be considered owned by these entities. A Holder will generally also be deemed to own Shares which the Holder has the right to acquire by exercise of an option.

  A Holder that exchanges all Shares actually or constructively owned by such Holder for cash pursuant to the Offer will be regarded as having completely terminated such Holder's equity interest in the Company. A Holder that exchanges all Shares actually owned for cash pursuant to the Offer, but is not treated as having disposed of all Shares constructively owned pursuant to the Offer because of the application of the family attribution rules described above, may nevertheless be able to qualify his or her exchange as a "complete termination" of his or her interest in the Company if certain technical requirements are met. Among other requirements, a Holder must include a statement with his or her 1997 federal income tax return notifying the Internal Revenue Service (the "IRS") that he or she has elected to waive the family attribution rules and agreeing to provide certain information in the future, and must not have any interest in the Company immediately after the disposition (including an interest as an officer, director or employee), other than an interest as a creditor. A Holder wishing to satisfy the "complete termination" test through waiver of the family attribution rules should consult his or her tax advisor. An exchange of Shares for cash will be a "substantially disproportionate" redemption with respect to a Holder if (i) the percentage of the voting power in the Company owned by such Holder immediately after the exchange is less than 80% of the percentage of the voting power in the Company owned by such Holder immediately before the exchange and (ii) the percentage, of the fair market value of the outstanding common stock of the Company, owned by such Holder immediately after the exchange is less than 80% of the percentage, of the fair market value of the then outstanding common stock of the Company, owned by such Holder immediately before the exchange. If an exchange of Shares for cash fails to satisfy the "substantially disproportionate" test, the Holder may nonetheless satisfy the "not essentially equivalent to a dividend" test. A Holder who wishes to satisfy (or avoid) the "not essentially equivalent to a dividend" test is urged to consult such Holder's tax advisor because this test will be met only if the reduction in such Holder's proportionate interest in the Company constitutes a "meaningful reduction" given such Holder's particular facts and circumstances. The IRS has indicated in published rulings that any reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction." If a Holder sells Shares to persons other than the Company at or about the time such Holder also sells shares to the Company pursuant to the Offer, and the various sales effected by the Holder are part of an overall plan to reduce or terminate such Holder's proportionate interest in the Company, then the sales to persons other than the Company may, for federal income tax purposes, be integrated with the Holder's sale of Shares pursuant to the Offer and, if integrated, may be taken into account in determining whether the Holder satisfies any of the three tests described above. A Holder should consult his or her tax advisor regarding the treatment of other exchanges of Shares for cash which may be integrated with such Holder's sale of Shares to the Company pursuant to the Offer.

  If a Holder is treated as recognizing gain or loss from the disposition of Shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such Holder's tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss. Capital gain could be taxed at a rate lower than ordinary income for certain noncorporate taxpayers. Different tax rates may be applicable to such taxpayers based upon the period that the Shares were held (for one year or less, for more than one year but not more than eighteen months or for more than eighteen months). The distinction between capital gain or loss and ordinary income is also relevant for purposes of, among other things, the limitation on the deductibility of capital losses. Gain or loss must be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) that is exchanged for cash. A Holder may be able to designate (generally through such Holder's broker) which blocks of Shares are tendered pursuant to the Offer if less than all of such Holder's Shares are tendered, and the order in which different blocks would be exchanged for cash, in the event of proration pursuant to the Offer. Each Holder should consult such Holder's tax advisor concerning the mechanics and desirability of such a designation.

  If a Holder is not treated under the Section 302 tests as recognizing gain or loss from the disposition of Shares exchanged for cash, the entire amount of cash received by such Holder in such exchange will be treated as a dividend to the extent of the Company's current and accumulated earnings and profits (which the Company believes it has). Such a dividend will be includable in the Holder's gross income as ordinary income in its entirety, without reduction for the tax basis of the Shares exchanged, and no loss will be recognized. The Holder's tax basis in the Shares exchanged, however, will be added to such Holder's tax basis in the remaining Shares that such Holder owns. To the extent that cash received in exchange for Shares is treated as a dividend to a corporate Holder, (i) it generally will be eligible for a dividends-received deduction equal to 70% of the dividend (subject to holding period restrictions and applicable limitations for Shares with respect to which such Holder has incurred indebtedness) and (ii) it will be subject to the "extraordinary dividend" provisions of the Code. A corporate Holder should consult its tax advisor concerning the availability of the dividends-received deduction and the application of the "extraordinary dividend" provisions of the Code.

  The Company cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer Shares than are tendered. Therefore, a Holder can be given no assurance that a sufficient number of such Holder's Shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above.

  Consequences to Stockholders Who Do Not Tender Pursuant to the
Offer. Stockholders who do not accept the Company's Offer to tender their Shares will not incur any tax liability as a result of the consummation of the Offer.

  See Section 3 with respect to the application of federal income tax withholding to payments made to foreign stockholders and backup withholding.

  THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

14. EXTENSION OF OFFER; TERMINATION; AMENDMENT.

  The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by rules promulgated under the Exchange Act, which require that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time by public announcement thereof, with such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

  If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by rules promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the Purchase Price provided in the Offer, the number of Shares being sought in the Offer or the Dealer Manager's fees and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given in the manner specified in this Section 14, then in each case the Offer will be extended until the expiration of such period of ten business days.

15. FEES AND EXPENSES.

  The Company has retained Salomon Brothers Inc to act as its financial advisor, as well as the Dealer Manager, in connection with the Offer. Salomon will receive a fee of $0.03 per Share for each Share purchased by the Company pursuant to the Offer, up to a maximum of $500,000, for its services as Dealer Manager. The Company also has agreed to reimburse Salomon for certain out-of-pocket expenses incurred in connection with the Offer, and to indemnify Salomon against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. Salomon has been retained by the Company to render, and in the past has rendered, various investment banking and other advisory services to the Company, for which it has received and will continue to receive compensation, and may render similar services to the Company in the future.

  The Company has retained D.F. King & Co., Inc. to act as Information Agent and The Bank of New York to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. The Bank of New York acts as depositary for funds of, makes loans to, and performs other services (including stock transfer services) for the Company in the normal course of business and can be expected to render similar services to the Company in the future.

  No fees or commissions will be payable to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary as described above) for soliciting tenders of Shares pursuant to the Offer. The Company, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the Offer and related materials to the beneficial owners of Shares held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 6 in the Letter of Transmittal.

16. MISCELLANEOUS.

  The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

  Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, the Company has filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4 which contains additional information with respect to the Offer. Such Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning the Company.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY OR THE DEALER MANAGER IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER MANAGER.

                                          Tele-Communications, Inc.

August 19, 1997

  Facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder or his or her broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.

                       The Depositary for the Offer is:

                             THE BANK OF NEW YORK

                                                       By Hand or Overnight
        By Mail:            Facsimile Transmission:          Courier:



     Tender & Exchange (For Eligible Institutions Only) Tender & Exchange
        Department       Tender & Exchange Department       Department
      P.O. Box 11248            (212) 815-6213          101 Barclay Street
  Church Street Station                             Receive and Deliver Window
 New York, NY 10286-1248                             New York, NY 10286-1248

                           Confirmation of Facsimile
                              Transmission Only:

                                (800) 507-9357

  Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and location listed below. Stockholders may also contact their local broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.
                                77 Water Street
                         New York, New York 10005-4495
                         (212) 269-5500 (call collect)

                                      or

                         CALL TOLL FREE (800) 848-3410

                     The Dealer Manager for the Offer is:

                             SALOMON BROTHERS INC
                           Seven World Trade Center
                           New York, New York 10048
                                (212) 783-2947

August 19, 1997